SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

SICOR INC.

(Name of Issuer)

Common Stock (par value, $.01 per share)

(Title of Class of Securities)

825846 10 8 (formerly 372450 10 6)

(CUSIP Number)

Carlo Salvi

SICOR-Societa Italiana Corticosteroidi S.p.A.

Via Terrazzano 77

20017 Rho, Milan

Italy

011-39-2-930-3981

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Thomas E. Sparks, Jr.

Pillsbury Winthrop LLP

P.O. Box 7880

San Francisco, CA 94120-7880

(415) 983-1000

October 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 825846 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rakepoll Finance N.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Joint Filing
	(a)	[X]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ~

6.	Citizenship or Place of Organization Netherlands Antilles

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,150,000

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 18,150,000

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,150,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ~

13.	Percent of Class Represented by Amount in Row (11) 15.2% (see Item 5)

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Karbona Industries LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Joint Filing
	(a)	[X]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ~

6.	Citizenship or Place of Organization Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,150,000

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 18,150,000

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,150,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ~

13.	Percent of Class Represented by Amount in Row (11) 15.2% (see Item 5)

14.	Type of Reporting Person (See Instructions) HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Carlo Salvi

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Joint Filing
	(a)	[X]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ~

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,373,114

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 22,373,114

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,373,114

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ~

13.	Percent of Class Represented by Amount in Row (11) 18.7% (see Item 5)

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 9 amends and supplements the Schedule 13D dated March 10, 1997, as amended in certain respects by Amendments Nos. 1 through 8 thereto (as amended, this “Schedule 13D”), and is jointly filed by Rakepoll Finance N.V. (“Rakepoll Finance”), Karbona Industries Ltd. (“Karbona”) and Carlo Salvi (“Salvi”, Rakepoll Finance, Karbona and Salvi are collectively referred to as the “Reporting Persons”) with respect to the shares of Common Stock, par value $.01 per share of SICOR Inc. (“Sicor” or the “Issuer”).  Items 4 and 5 of this Schedule 13D are hereby amended by adding to such items and schedule the information set forth below.  Unless stated otherwise, capitalized terms have the meanings previously set forth in this Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Sicor, Teva Pharmaceutical Industries Limited, an Israeli corporation (“Teva”), and Silicon Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Teva (“Merger Sub”) have entered into an Agreement and Plan of Merger (the “Merger Agreement”) dated as of October 31, 2003 pursuant to which Merger Sub will merge with and into Sicor, with Sicor continuing as  the surviving corporation (the “Merger”).  Pursuant to the Merger Agreement, each issued and outstanding share of Sicor Common Stock, shall be converted into the right to receive (i) 0.1906 (as may be adjusted pursuant to the Merger Agreement) ordinary shares, par value NIS 0.10 each, of Teva, duly issued and credited as fully paid (the “Teva Ordinary Shares”) which will trade in the United States in the form of American Depositary Shares (“Teva ADSs”), evidenced by American Depositary Receipts (with cash in lieu of fractional shares), and (ii) $16.50 in cash, without interest.  Each Teva ADS represents one Teva Ordinary Share.

Concurrent with the execution and delivery of the Merger Agreement, Teva entered into a Stockholders Agreement, dated as of October 31, 2003 (the “Stockholders Agreement”), with Salvi, Rakepoll Finance, Nora Real Estate S.A. and Alco Chemicals, Inc. (the “Sicor Stockholders”).  Pursuant to the Stockholder Agreement, the Sicor Stockholders have agreed that until the termination of the Stockholders Agreement, the Sicor Stockholders will vote or cause to be voted the shares of Sicor Common Stock over which the Sicor Stockholders have voting power in favor of the approval and adoption of the Merger Agreement and Merger, as more fully described in Item 6.

The description of the Merger Agreement and Stockholders Agreement contained in this Amendment 9 are qualified in their entirety by reference to such agreements, which are incorporated by reference as Exhibits 1 and 2 hereto, respectively.

Item 4.	Purpose of Transaction

The Sicor Stockholders agreed to enter into the Stockholders Agreement to induce Teva to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including without limitation the Merger.

Other than as described above and except as set forth in the next sentence, none of the Reporting Persons currently has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) or Schedule 13D (although the Reporting Persons reserve the right to develop such plans).  Salvi plans to exercise warrants to purchase 250,000 shares of the Issuer’s Common Stock.  Those shares are included in Salvi’s 22,373,114 shares of Common Stock reported in this Schedule 13D as Salvi may acquire such shares of Common Stock through the exercise of warrants within 60 days of October 31, 2003.

Item 5.	Interest in Securities of the Issuer

According to the Issuer, there were 119,080,806 shares of Common Stock outstanding on October 31, 2003.  The Common Stock ownership percentages set forth below are based on that number of shares of Common Stock outstanding.  Shares of Common Stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days after October 31, 2003, are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person.

(a)           Under the definition of “beneficial ownership” set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by virtue of the Transaction, each of the Reporting Persons may be deemed to beneficially own, either directly or indirectly, 18,150,000 shares of Common Stock,  representing approximately 15.2% of Common Stock outstanding.  Additionally, certain other companies which are wholly owned by Salvi own a total of 625,000 shares of Common Stock (“Additional Shares”).  As a result, under the definition of “beneficial ownership” set forth in Rule 13d-3 under the Exchange Act, Salvi may be deemed to beneficially own indirectly such Additional Shares.  Salvi beneficially owns directly 3,160,708 shares (“Direct Shares”) of Common Stock from prior transactions and may purchase up to 437,406 shares (“Optional Shares”) of Common Stock either through the exercise of warrants or options within 60 days of October 31, 2003. Taking account of the Additional Shares, Direct Shares and Optional Shares, Salvi may be deemed to beneficially own a total of 22,373,114 shares of Common Stock representing 18.7% of Common Stock outstanding.  By virtue of the Stockholders Agreement, Teva may be deemed to share with the Sicor Stockholders the power to vote or direct the voting of the Subject Shares.  However, Teva is not entitled to any rights as a stockholder of Sicor as to the Subject Shares, and does not have any right to dispose or direct the disposition of the Subject Shares, except for the restrictions described in Item 6.

(b)           Each of Rakepoll Finance and Karbona may be deemed to have sole voting and dispositive power with respect to 18,150,000 shares of Common Stock.  There are no shares of Common Stock with respect to which either Rakepoll Finance or Karbona shares voting or dispositive power.  Salvi may be deemed to have sole voting and dispositive power with respect to 22,373,114 shares of Common Stock.  There are no shares of Common Stock with respect to which Salvi shares voting or dispositive power.  By virtue of the Stockholders Agreement, Teva may be deemed to share with the Sicor Stockholders the power to vote or direct the voting of the Subject Shares.  However, Teva is not entitled to any rights as a stockholder of Sicor as to the

Subject Shares, and does not have any right to dispose or direct the disposition of the Subject Shares, except for the restrictions described in Item 6.

(c) Except as set forth elsewhere herein, no transactions in the Common Stock were effected by any of the Reporting Persons during the past 60 days.

(d)           None of the Reporting Persons knows of any other person who has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities, the disposition of which is being reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Stockholders Agreement, and subject to the terms and conditions contained therein, each Sicor Stockholder has agreed that prior to the termination of the Stockholders Agreement, at any meeting of the stockholders of Sicor, however called, in any action by written consent of the stockholders of Sicor, or in any other circumstances upon which such Sicor Stockholder’s vote, consent or other approval is sought, such Sicor Stockholder shall vote the Subject Shares (as defined in the Stockholders Agreement) owned beneficially or of record by such Sicor Stockholder: (a) in favor of adoption of the Merger Agreement and approval of the terms thereof and of the Merger and each of the other transactions contemplated thereby;  (b) against any Acquisition Proposal (as defined in the Merger Agreement) or transaction or occurrence that if proposed and offered to Sicor or its stockholders (or any of them) would constitute an Acquisition Proposal (collectively, “Alternative Transactions”) and (c) against any amendment of Sicor’s certificate of incorporation, Sicor’s by-laws or the Sicor Stockholder Rights Plan or other proposal, action or transaction involving Sicor or any of its stockholders, which amendment or other proposal, action or transaction would reasonably be expected to prevent or materially impede or delay the consummation of the Merger or the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of the Sicor Common Stock.

Furthermore, each Sicor Stockholder, pursuant to the Stockholders Agreement, and subject to the terms and conditions contained therein, has irrevocably granted to and appointed, Teva’s designees, and each of them individually as such Sicor Stockholder’s proxy and attorney-in-fact (with full power of substitution) for and in the name, place and stead of such Sicor Stockholder, to vote the Subject Shares or execute one or more written consents or approvals in respect of such Subject Shares: (a) in favor of adoption of the Merger Agreement and approval of the terms thereof and of the Merger and each of the other transactions contemplated thereby;  (b) against any Acquisition Proposal Alternative Transactions and (c) against any amendment of Sicor’s certificate of incorporation, Sicor’s by-laws or the Sicor Stockholder Rights Plan or other proposal, action or transaction involving Sicor or any of its stockholders, which amendment or other proposal, action or transaction would reasonably be expected to prevent or materially impede or delay the consummation of the Merger or the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of the Sicor Common Stock.

Also pursuant to the Stockholders Agreement, and subject to the terms and conditions contained therein, each Sicor Stockholder has agreed that until the termination of the Stockholders Agreement, except as otherwise specifically contemplated by the Stockholders Agreement, such Sicor Stockholder shall not sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, “Transfer”) or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, or the creation or offer of any derivative security in respect of, any Subject Shares or Share Acquisition Rights (as defined in the Stockholders Agreement), to or with any person other than pursuant to the Merger or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares or Share Acquisition Rights, and shall not commit or agree to take any of the foregoing actions except under certain limited circumstances.

Item 7.	Material to Be Filed as Exhibits

EXHIBIT	DESCRIPTION
1.

Agreement and Plan of Merger, dated as of October 31, 2003, by and among SICOR Inc., Teva Pharmaceutical Industries Ltd., and Silicon Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.1 of Sicor’s Current Report on Form 8-K filed on October 31, 2003)

2.

Stockholders Agreement, dated as of October 31, 2003, by and among  Teva Pharmaceutical Industries Ltd., and the Sicor Stockholders (incorporated by reference to Exhibit 10.1 of Sicor’s Current Report on Form 8-K filed on October 31, 2003)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2003.

RAKEPOLL FINANCE N.V.

By:	/s/ Carlo Salvi
Name: Carlo Salvi
Title: Chairman of the Board

KARBONA INDUSTRIES LTD.

By:	./s/ Carlo Salvi
Name: Carlo Salvi
Title: Director

CARLO SALVI

/s/ Carlo Salvi

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

1.

Agreement and Plan of Merger, dated as of October 31, 2003, by and among SICOR Inc., Teva Pharmaceutical Industries Ltd., and Silicon Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.1 of Sicor’s Current Report on Form 8-K filed on October 31, 2003)

2.

Stockholders Agreement, dated as of October 31, 2003, by and among  Teva Pharmaceutical Industries Ltd., and the Sicor Stockholders (incorporated by reference to Exhibit 10.1 of Sicor’s Current Report on Form 8-K filed on October 31, 2003)